UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 12)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BECKMAN COULTER, INC.

(Name of Subject Company)

BECKMAN COULTER, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

075811109

(CUSIP Number of Class of Securities)

Arnold A. Pinkston

Senior Vice President, General Counsel and Secretary

Beckman Coulter, Inc.

250 S. Kraemer Blvd.

Brea, CA 92821

(714) 993-5321

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Tosetti Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234	Cary K. Hyden Michael A. Treska Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 12 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Beckman Coulter, Inc. (“Beckman Coulter” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2011 and amended on February 18, 2011, March 2, 2011, March 8, 2011, March 9, 2011, March 11, 2011, March 23, 2011, April 18, 2011, April 20, 2011, May 31, 2011, June 16, 2011 and June 24, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), to purchase all of the outstanding common stock, par value $0.10 per share, of Beckman Coulter (the “Shares”), at a price of $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated February 15, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the SEC on February 15, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding to the end the following:

Completion of the Offer.

On June 30, 2011, Danaher issued a press release announcing that at midnight, New York City time, at the end of Wednesday, June 29, 2011 the subsequent offering period expired as scheduled. According to Computershare Trust Company, N.A., the depositary for the Offer, as of the expiration of the subsequent offering period, approximately 66,168,634 Shares (excluding Shares that had previously been tendered pursuant to guaranteed delivery procedures but were not actually delivered) were validly tendered into, and not withdrawn from, the Offer and subsequent offering period, representing approximately 92.38% of the outstanding Shares (without giving effect to the shares issued pursuant to the top-up option described below). Purchaser has accepted all such validly tendered Shares for payment and has paid or will promptly pay the price of $83.50 per share, net to the seller in cash without interest and less any applicable withholding taxes, for such Shares.

Purchaser exercised its top-up option pursuant to the Merger Agreement as a precautionary measure to ensure it obtained over 90% of the outstanding Shares in the event an insufficient number of Shares were tendered during the subsequent offering period to enable a “short form” merger to be effected under Delaware law. The Top-Up Option Shares were ultimately not required to enable the Merger to be effected. Purchaser merged with and into Beckman Coulter on June 30, 2011 pursuant to a certificate of ownership and merger delivered to, filed with and accepted by the Secretary of State for the State of Delaware, with Beckman Coulter surviving as an indirect wholly owned subsidiary of Danaher. The Merger was implemented pursuant to the short-form merger procedure available under Delaware law. In the Merger, each remaining Share was cancelled and (except for shares held by Danaher, Djanet, Beckman Coulter and their respective subsidiaries and shares held by Beckman Coulter’s stockholders who have and validly exercise appraisal rights under Delaware law) converted into the right to receive $83.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes. All of the Shares issued pursuant to the Top-Up Option, as well as all other Shares held by Danaher, Purchaser, Beckman Coulter and any of their respective subsidiaries immediately prior to the Merger, were cancelled without consideration in the Merger.

On June 30, 2011, Danaher issued a press release announcing the expiration of the subsequent offering period, the final results of the subsequent offering period, and the closing of the merger. A copy of the press release is filed as Exhibit (a)(5)(G) hereto, and the information set forth in the press release is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(G)	Press Release issued by Danaher Corporation on June 30, 2011 (incorporated by reference to exhibit (a)(5)(J) to Schedule TO-T/A of Danaher Corporation and Djanet Acquisition Corp., filed with the SEC on June 30, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BECKMAN COULTER, INC.

By:	/S/ Arnold A. Pinkston
Name: Title:	Arnold A. Pinkston Senior Vice President, General Counsel and Secretary

Dated: June 30, 2011

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